October 29, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ilia Lekach, Chief Executive Officer
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, Florida 33179

Re: Adrenalina
Form S-1, Amendment 4, filed October 14, 2008
File Number 333-148836

Dear Mr. Lekach:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>General</u>

1. We note the Form 8-K filed October 20, 2008. Please amend the registration statement to include disclosure about this event, as appropriate. If you do not believe disclosure is appropriate, please advise and explain the basis for your position.

December 31, 2007 Consolidated Financial Statements

Consolidated Balance Sheet, F-2

2. Please revise to provide an <u>audited</u> balance sheet as of the end of each of the most recent <u>two</u> fiscal years. Please refer to the guidance in Rule 8-02 of Regulation S-X.

Other

3. Please provide a current consent of your independent accountants in any amendment. Please ensure this consent reflects any changes made as a result of our comment above on your financial statements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at 202-551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Marc J. Ross, Esq.
        By facsimile to (212) 930-9725